                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                     (Amendment No. 3 for Robert H. McLean)

                   Under the Securities Exchange Act of 1934

                          BFX HOSPITALITY GROUP, INC.
                         (formerly Buffton Corporation)
               -------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
               -------------------------------------------------
                         (Title of Class of Securities)

                                   119885200
               -------------------------------------------------
                                 (CUSIP Number)

                                Robert H. McLean
                               226 Bailey Avenue
                                   Suite 101
                            Fort Worth, Texas 76107
                                 (817) 332-4761
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 1, 1997
               -------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

1.             Names of Reporting persons:

               Robert H. McLean - SS No. ###-##-####

               -----------------------------------------------------------------
2.             Check the Appropriate Box if a Member of a Group

                                  (a) ______
                                  (b) ______

               -----------------------------------------------------------------
3.             SEC Use Only


               -----------------------------------------------------------------
4.             Source of Funds

                                      SC

               -----------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                    ______

               -----------------------------------------------------------------
6.             Citizenship of Place of Organization

               Mr. McLean is a citizen of the United States of America.

               -----------------------------------------------------------------
7.
Number of
Shares
Owned By                      919,831
Each
Reporting
Person
               -----------------------------------------------------------------
8.             Shared Voting Power

                                      -0-

               -----------------------------------------------------------------
Number of      9.   Sole Dispositive Power
Shares
Owned
By Each                       919,831
Reporting
Person         -----------------------------------------------------------------
               10.  Shared Dispositive Power

                                      -0-

               ----------------------------------------------------------------
11.            Aggregate Amount Beneficially owned by Reporting Persons

         600,000    Actual Ownership
         300,000    Stock Options
           4,831    ESOP Shares
          15,000    Shares held in a trust of which Reporting Person is trustee
         -------
         919,831
               -----------------------------------------------------------------
12.            Check Box if the Aggregate Amount of (11) Excludes ______ Certain
               Shares

               -----------------------------------------------------------------
13.            Percent of Class Represented by Amount of Row (11)

               11.53%, based on the 7,677,828 Shares outstanding as of July 25, 1997 plus 300,000. shares represented by the options currently exercisable by Mr. McLean

               -----------------------------------------------------------------
14.            Type of Report Person

                                      IN



CUSIP No. 119885200

                         THE STATEMENT ON SCHEDULE 13D
                  FOR ROBERT H. MCLEAN IS AMENDED AS FOLLOWS:
                           --------------------------

Item 1 is amended in its entirety as follows:

Item 1.   Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $.05 par value, of BFX Hospitality Group, Inc., a Delaware corporation (the "Issuer") (formerly Buffton Corporation) whose principal executive office is located at 226 Bailey Avenue, Suite 101, Fort Worth, Texas 76107.

Item 3. is amended to add the following:

Item 3.   Source and Amount of Funds or Other Consideration.

     Since the date of Mr. McLean's most recent filing on Schedule 13D, Mr. McLean was awarded stock options covering 300,000 shares of Issuer's common stock granted on July 1, 1997, and currently exercisable, as a bonus in connection with the sale of substantially all of the assets of Current Technology, Inc., a wholly owned subsidiary of Issuer.

Item 5. is amended in its entirety as follows:

Item 5.   Interest in Securities of the Issuer.

     (a) Mr. McLean beneficially owns a total of 919,831 shares of the Common Stock of Issuer, or approximately 11.53% of all issued and outstanding shares of common stock as of July 1, 1997, plus 300,000 shares represented by the options currently exercisable by Mr. McLean. This figure includes 600,000 shares actually issued to Mr. McLean in his name, 4,831 shares owned by Issuer's Employee Stock Option Plan, which have been allocated to and are voted by Mr. McLean, 15,000 shares owned by a trust of which Mr. McLean is trustee, and 300,000 shares represented by currently exercisable stock options.

     (b) Mr. McLean has the sole power to vote or to direct the vote of 919,831 shares of Issuer Common Stock and the sole power to dispose or direct the disposition of 919,831 shares of Issuer common stock, subject to the terms of the Pledge Agreement described in Item 3 above.

     (c) During the past 60 days, Mr. McLean was granted options covering 300,000 shares of Issuer's Common Stock, which were at an exercise price of $3.00 per share.

     (d)  None.

     (e)  Not applicable.

Item 6. is amended to add the following:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Since the date of Mr. McLean's most recent filing, Mr. McLean was awarded options covering 300,000 shares of Issuer's common stock at an exercise price of $3.00 per share as set forth in that certain Non-Qualified Option Agreement dated July 1, 1997.

Item 7. is amended to add the following:

Item 7.   Material to be Filed as Exhibits.

     (a)  Exhibit "1" - Non-Qualified Option Agreement dated July 1, 1997


                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 5, 1997.




                              /s/ Robert H. McLean
                              --------------------
                              ROBERT H. McLEAN

                                   EXHIBIT 1

                      NON-QUALIFIED STOCK OPTION AGREEMENT

     This Option Agreement (the "Agreement") made and effective as of the 1st day of July, 1997, between BUFFTON CORPORATION, a Delaware corporation (the"Corporation"), and ROBERT H. McLEAN, an Employee of the Corporation or one or more of its Subsidiaries (the "Employee").

     WHEREAS, the Corporation desires to afford Employee the opportunity to purchase shares of Corporation's $.05 par value common stock, as a reward for past performance as a key employee of the Corporation, and as an incentive for future performance.

     NOW, WHEREFORE, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the parties hereto agree as follows:

     1.  Grant of Option. The Corporation hereby grants to the Employee the
         ---------------
right and option (the "Option") to purchase an aggregate of 300,000 shares of Corporation's $.05 par value common stock (the "Shares"), such Shares being subject to adjustment as provided in paragraph 6 hereof, and on the terms and conditions herein set forth.

     2.  Purchase Price. The purchase price of the Shares covered by the Option
         --------------
shall be $3.00 per Share.

     3.  Term of Option. The term of the Option shall be for a period of five
         --------------
(5) years from the date hereof, beginning on July 1, 1997 and ending on July 1, 2002.

     4.  Exercise of Option. From and after July 1, 1997, the Option shall be
         ------------------
fully exercisable, in whole or in part, for the remaining term of the Option. The Option granted herein shall be exercisable only by the Employee, the Administrator or Executor of the Estate of the Employee, the heirs of the Employee taking title to the Option pursuant to the Employee's Will or the laws of descent and distribution, a court appointed guardian of the Employee, or by power of attorney duly appointed by the Employee.

     5.  Transferability of Option.  This Option may be transferred by Employee
         -------------------------
by Will or by the laws of descent and distribution, but not otherwise. Upon such presentation for transfer, the Company shall promptly execute and deliver a new Option Agreement or Option in the form hereof in thename of assignee or assignees and in the denominations specified in such instructions. The Company shall pay all expenses incurred by it in connection with the preparation, issuance and delivery of Options under this Paragraph.

     6.  Anti-Dilution Provisions.
         ------------------------

         (a) In case at any time or from time to time after the date of this Option, the holders of common stock of the Company shall have received or shall have become legally entitled to receive,

              (i) other or additional stock or other securities or property (other than cash) by way of a dividend or other distribution, or

              (ii) other or additional (or less) stock or other securities or property (including cash) by way of stock-split, spin-off, split-up, reclassification, combination or shares or similar corporate rearrangements,

then and in each such case the holder of this Option, upon the exercise hereof s provided herein, shall be entitled to receive, in lieu of (or in addition to, as the case may be) the Shares theretofore receivable upon the exercise of this Option, the amount of stock and other securities and property (including cash in the case referred to in clause (ii) above) which such holder would have held on the date of such exercise of on the date such dividend, distribution, corporate rearrangement or such other event as described in clause (ii) above such holder had been the holder of record of the number of Shares receivable upon the exercise of this Option and had thereafter, during the period from the date thereof to and including the date of such exercise, obtained such Shares and all other or additional (or less) stock and other securities and property (including cash in the case referred to in clause (ii) above) receivable by him as aforesaid during such period, giving effect to all adjustments called for during such period by the following subparagraph.

         (b) In case of any reorganization of the Company (or any other corporation the stock or other securities of which are at the time receivable on the exercise of this Option) after the date hereof, or in case, after such date, the Company (or any such other corporation) shall consolidate, amalgamate or merge with or into or enter into a mandatory share exchange with another entity, then and in each such case the holder of this Option, upon the exercise hereof as provided herein at any time after the consummation of such reorganization, consolidation, amalgamation, merger, mandatory share exchange, or conveyance, shall be entitled to receive, and any third parties participating in such transaction shall acknowledge in writing that the holder is entitled to receive, in lieu of the Shares, stock or other securities and property receivable upon the exercise of this Option prior to such consummation, the stock or other securities or property to which such holder would have been entitled upon such consummation if such holder had exercised this Option immediately prior thereto, all subject to further adjustment as provided in the preceding subparagraph (a).

         (c) So long as this Option shall be outstanding and unexercised, if the Company shall enter into any transactions referred to in this
              Section 6, which effects a change in the securities or other property to which the holder is entitled upon exercise of this Option, then, in any such case, the Company shall cause to be sent to the holder a brief statement of the event giving rise to such effect, and a description thereof, together with advance notice of the record date relevant to any such transaction.

     7.  Rights as a Shareholder.  The Employee or Employee's permitted
         -----------------------
transferee shall have no rights as a stockholder with respect to any Shares covered by the Option until the date of issuance of a stock certificate for such Shares. No adjustments, other than as provided in paragraph 6 above, shall be made for dividends (ordinary or extraordinary, whether in cash, securities, or other property) or distributions for which the record date is prior to the date such stock certificate is issued.

     8.  Listing; Registration; Governmental Approval.
         --------------------------------------------

     (a) Issuance.  The Option granted herein is subject to the requirement
         --------
that, if at any time the listing, registration, or qualification of Shares issuable upon exercise of the Option is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary as a condition of, or in connection with the issuance of any Shares, no Shares shall be issued in whole or in part, unless such listing, registration, qualification, consent or approval has been obtained. The Corporation agrees, at its own expense, to take all action necessary to obtain such listing, registration, qualification, consent or approval so the Corporation can perform its contractual obligation to issue the Shares covered by this Option.

     (b) Registration Rights.
         -------------------

         (1) Employee shall have the right, exercisable by written notice to the Corporation from time to time for three (3) years following the date of exercise of the Options, to have the Corporation prepare and file with the Securities and Exchange Commission (the "Commission"), at the sole expense of the Corporation, registration statements and such other documents, including prospectuses, as may be necessary in the opinion of both counsel for the Corporation and counsel for Employee, in order to comply with the provisions of the Securities Act of 1933, as amended (the "Act"), so as to permit a public offering and sale by Employee of his Registrable Securities (as hereinafter defined).

         (2) If, at any time within to three (3) years following the exercise of the Option, the Corporation proposes to prepare and file a registration statement covering equity or debt securities of the Corporation, or any such securities of the Corporation held by its shareholders (in any such case, other than in connection with a merger, acquisition or pursuant to Form S-8 or successor form), it will give written notice of its intention to do so by registered mail ("Notice"), at least thirty (30) business days prior to the filing of each such registration statement, to Employee. Upon the written request of Employee, made within twenty (20) business days after receipt of the Notice, that the Corporation include any of Employee's Registrable Securities in the proposed registration statement, the Corporation shall, as to Employee, use its best efforts to effect the registration under the Act of the Registrable Securities which it has been so requested to register and include them in the sale by the underwriter ("Piggyback Registration"), at the Corporation's sole cost and expense and at no cost or expense to Employee; provided, however, that if, in the written opinion of the Corporation's managing underwriter, if any, for such offering, the inclusion of a specific percentage (up to 100%) of the Registrable Securities requested to be registered, when added to the securities being registered by the Corporation or the selling shareholder(s), will exceed the maximum amount of the Corporation's securities which can be marketed (i) at a price reasonably related to their then current market value, or (ii) without otherwise materially adversely affecting the entire offering, then the Corporation may exclude from such offering the percentage of the Registrable Securities which it has been requested to register specified by such managing underwriter. To avail himself of the registration right granted herein, Employee shall (a) firmly commit to sell his shares and to escrow them pending completion of the registration; and (b) agree to a pre-offering lock-up for ninety (90) days prior to the effective date of such registration and a post-offering lock-up for an additional ninety (90) days. Notwithstanding the provisions of this paragraph 8(b)(1), the Corporation shall have the right at any time after it shall have given written notice pursuant to this paragraph 8(b)(2) (irrespective of whether any written request for inclusion of such securities shall have already been made) to elect not to file any such proposed registration statement, or to withdraw the same after the filing but prior to the effective date thereof.

         (3) As used herein the term "Registrable Security" means all of the Shares; provided, however, that with respect to any particular Registrable Security, such security shall cease to be a Registrable Security when, as of the date of determination, (i) it has been effectively registered under the Act and disposed of pursuant thereto, (ii) registration under the Act is no longer required for the immediate public distribution of such security or (iii) it has
ceased to be outstanding.   In the event of any merger, reorganization,
consolidation, recapitalization or other change in corporate structure affecting the common stock of Employer, such adjustment shall be made in the definition of "Registrable Security" as is appropriate in order to prevent any dilution or enlargement of the registration rights granted pursuant to this paragraph 8.

         (4) In connection with any registration under this paragraph 8, the Corporation shall file the registration statement as expeditiously as possible, but in no event later than thirty (30) business days following receipt of any demand therefor, shall use its best efforts to have any such Registration Statements declared effective at the earliest possible time, and shall furnish Employee such number of prospectuses as shall reasonably be requested.

         (5) The Corporation shall pay all costs, fees and expenses in connection with any such registration statements filed pursuant to this paragraph 8 including, without limitation, the Corporation's legal and accounting fees, printing expenses, and blue sky fees and expenses, except for underwriting commissions and discounts relating to Employee's shares.

         (6) The Corporation will take all necessary action which may be required in qualifying or registering the Registrable Securities included in a Registration Statement for offering and sale under the securities or blue sky laws of such states as are requested by Employee; provided that the Corporation shall not be obligated to execute or file any general consent to service of process or to qualify as a foreign corporation to do business under the laws of any such jurisdiction.

         (7) Employee may, at his option, require the Corporation to satisfy its obligation with respect to this paragraph 9, by including the Registrable Securities, to the extent permissible, in a registration statement on Form S-8 (or a successor form thereto) filed with the Commission which contains a "reoffer prospectus" as required by General Instruction C of Form S-8; provided, however, that Employee'S rights under this paragraph 8 shall continue with respect to any Registrable Securities not included in such registration statement on Form S-8.

     9.  Method of Exercising Option.  Subject to the terms and conditions of
         ---------------------------
this Agreement, the Option may be exercised by written notice delivered in person or by first class mail to the Corporation at its offices presently located at 226 Bailey Avenue, Suite 101, Fort Worth, Texas 76107. Such notice shall state the election to exercise the Option and the number of Shares in respect of which it is being exercised, and shall be signed by the person or persons so exercising the Option. Such notice shall be accompanied by payment of the full purchase price of such Shares, in which event the Corporation shall deliver a certificate representing such Shares as soon as practicable after the notice shall be received.

     Payment of such purchase price shall, in either case, be made in (i) cash,
(ii) cashier's, certified or personal check payable to the order of the Corporation, (iii) in whole shares of the Corporation's common stock previously
acquired by Employee and evidenced by negotiable certificates,   or (iv) by the
Corporation withholding Shares that otherwise would be acquired upon such exercise. Any Shares transferred to the Corporation (or withheld upon exercise) as payment of the purchase price under this option shall be valued at the Fair Market Value on the day preceding the date of exercise of the Option. The certificate or certificates for the Shares as to which the Option shall have been so exercised shall be registered in the name of the person or persons so exercising the Option; or if the Option shall be exercised by the Employee, and if the Employee shall so request in the notice exercising the Option, such Option shall be registered in the name of the Employee and another person, as joint tenants with right of survivorship, and shall be delivered as provided above to or upon the written order of the person or persons other than the Employee, such notice shall be accompanied by appropriate proof satisfactory to the Corporation of the right of such person or persons to exercise the Option. All shares that shall be purchased upon the exercise of the Option as provided herein shall be fully paid and non-assessable. Upon the exercise of less than all of the Options hereunder, the Company shall promptly execute and deliver a new Option Agreement in the form hereof covering the balance of unexercised Options. The Company shall pay all expenses incurred by it in connection with the preparation, issuance and delivery of such new Option Agreements.

     The Company hereby agrees to loan Employee such amount of money as is needed by Employee to pay the purchase price for such shares. Such loan shall be evidenced by a promissory note, payable in full twelve (12) months from date of execution, bearing interest at the rate of 8% per annum, and secured by the shares of stock purchased with the proceeds of the loan or other collateral acceptable to Company. Such note and pledge agreement shall be in the form of the Note and Pledge Agreement attached hereto as Exhibits "A-1" and "A-2" and made a part hereof.

     10.  Withholding of Taxes.   At such times as Employee recognizes taxable
income in connection with the receipt of shares hereunder (a "Taxable Event"), Employee shall pay to the Corporation an amount equal to the federal, state and local income taxes and other amounts as may be required by law to be withheld by the Corporation in connection with the Taxable Event (the "Withholding Taxes") prior to the issuance, or release from escrow, of such Shares. In satisfaction of the obligation to pay Withholding Taxes to the Corporation, Employee may take a written election (the "Tax Election"), which shall be binding upon the Corporation to have withheld a portion of the Shares then issuable to Employee having an aggregate Fair Market Value equal to the Withholding Taxes.

     11. Non-Qualified Options. The Options granted hereunder are not part of or authorized pursuant to any plan or arrangement which is qualified or created incident to any provision of the Internal Revenue Code of 1986, as amended.

     12. Subsidiary. As used herein, the term "Subsidiary" shall mean any present or future corporation in which the Corporation shall own 50% or more of its accrued voting stock .

     13. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the respective heirs, executors, administrators and successors of the parties hereto.

     14. Governing Law. This Agreement shall be construed and interpreted in accordance with the laws of the State of Delaware.

     15. Headings. Headings are for the convenience of the parties are not deemed to be part of this Agreement.

EXECUTED as of the day and year first written above.

CORPORATION:                  BUFFTON CORPORATION:

                              By: /s/ ROBERT H. McLEAN
                                 ----------------------------------------------
                                 Chief Executive Officer


EMPLOYEE:                         /s/ ROBERT H. McLEAN
                                 ----------------------------------------------
                                 ROBERT H. McLEAN, Individually

                                 EXHIBIT "A-1"

                                PROMISSORY NOTE

$_______________                                          Date:  _______________
 8%

     FOR VALUE RECEIVED, the undersigned, __________________ (the "Maker"), whose address is _________________________________, promises to pay to the order of BFX Hospitality Group, Inc., a Delaware corporation ("Holder") whose address is 226 Bailey Avenue, No. 101, Fort Worth, Texas 76107, the principal sum of ________________________________ Dollars ($_____________), with interest thereon from the date hereof at the rate of eight percent (8%) per annum (the "Interest Rate"), compounded annually.

     1.   Principal and Interest.  The full principal and unpaid interest shall
          ----------------------
be payable on the ______ day of ___________, 19___ (the "Maturity Date").

     2.   Prepayment.  Advance payments or other additional payments may be made
          ----------
on this Note at any time without notice or penalty. Each payment shall be applied first to the repayment of accrued but unpaid interest on the outstanding principal balance hereof, and then to the reduction of the outstanding principal balance.

     3.   Place of Payment.  Payments on this Note shall be payable at the
          ----------------
address of the Holder or at such other place as the Holder of this Note may designate in writing.

     4.   Security.  This Note is secured by _________ shares of the common
          --------
stock of Holder, $0.05 par value, including all proceeds therefrom (the "Collateral").

     5.   Payment with Shares.  This Note may be paid in whole or in part with
          --------------------
shares of the common stock of Holder, $0.05 par value, if said shares are free and clear of any liens, claims, or encumbrances (the "Shares"). If Maker chooses to repay all or part of this Note with Shares, the Shares tendered will be valued at their fair market value as reported in the Wall Street Journal on the date Maker gives written notice to Holder to such effect.

     6.   Default.  If default is made in the payment when due of any payment
          -------
due under this Note, then the Holder of this Note, as a condition precedent to foreclosing on the Collateral, shall give written notice to Maker in accordance with Paragraph 10 hereof of the default and provide an opportunity to cure such default during a thirty (30) day period, commencing with the date or mailing of such written notice, excluding weekends and federal holidays, for the Maker to cure such default. Until any amount in default hereunder is paid, it shall bear interest at the rate of eight percent (8%) per annum from the date of such default until paid.

     7.   Waiver of Demand, Presentment, Protest and Notice.  Subject to
          -------------------------------------------------
Paragraph 6 hereof, the Maker hereby waives demand, presentment, protest and notice of nonpayment, notice of protest, and notice of nonpayment, notice of dishonor of, and all other notices or demands in connection with the delivery, acceptance, performance, default or endorsement of this Note.

     8.   Payment of Attorneys' Fees on Default.  If any payment of this Note or
          -------------------------------------
any portion thereof shall not be made when due, or any action is brought to enforce collection thereof, the undersigned agrees to pay reasonable attorneys' fees with respect to such action.

     9.   Governing Laws.  This Note shall be governed as to validity,
          --------------
interpretation, construction, effect, and in all other respects by the laws and decisions of the State of Texas.

     10.  Notice.  Any notice required to be given hereunder shall be deemed to
          ------
be given by personal delivery or mailing first class, registered or certified mail, return receipt requested, to:

               (a)  If to the Maker:



               (b)  If to Holder:

                    BFX Hospitality Group, Inc.
                    226 Bailey Avenue, No. 101
                    Fort Worth, TX  76107.

     11.  Usury.  Interest on the debt evidenced by this note shall not exceed
          -----
the maximum amount of nonusurious interest that may be contracted for, taken, reserved, charged, or received under law; any interest in excess of that maximum amount shall be credited on the principal of the debt or, if that has been paid, refunded. On any acceleration or required or permitted prepayment, any such excess shall be canceled automatically as of the acceleration or prepayment or, if already paid, credited on the principal of the debt or, if the principal of the debt has been paid, refunded. This provision overrides other provisions in this and all other instruments concerning the debt.

     12.  Headings.  The paragraph headings are not to be construed as part of
          --------
this Note, are included solely for convenience and are not intended to be full or accurate descriptions of the contents thereof.

     IN WITNESS WHEREOF, the Maker has executed this Note as of the day and year first above written.

-----------------------------------

                                 EXHIBIT "A-2"


                            STOCK PLEDGE AGREEMENT
                            ----------------------

     This Stock Pledge Agreement is entered into as of _______________ by and between ___________________ ("Debtor") whose address is ______________________________, and BFX Hospitality Group, Inc., a Delaware corporation ("Secured Party"), whose address is 226 Bailey Avenue, No. 101, Fort Worth, Texas 76107.

                                  WITNESSETH:

     WHEREAS, Secured Party granted to Debtor certain options to purchase ___________ shares of the common stock, $_________ par value, of Secured Party, which options are reflected in those certain Non-Qualified Stock Option Agreements, one dated ______________, and amended ______________, for ___________ shares and one dated _______________ and amended _____________ for
___________ shares (collectively the "Options"); and

     WHEREAS, Debtor has exercised all of the Options; and

     WHEREAS, pursuant to the Options, Secured Party has loaned to Debtor the purchase price of the shares issued pursuant to the exercise of the Options, which loan is evidenced by that certain Promissory Note of even date herewith in the original principal amount of $__________ (the "Note");

     NOW THEREFORE, in consideration of the premises, the mutual covenants and conditions contained herein, and other good and valuable consideration the receipt and adequacy of which is hereby acknowledge, the parties hereto hereby agree as follows:

CLASSIFICATION OF COLLATERAL:

          Securities

COLLATERAL:

     The following is the "Collateral" securing the Obligations as hereinafter defined:

       ____________ shares of BFX Hospitality Group, Inc. common stock, par value $0.05 (the "Shares"), the certificates representing the Shares and all cash, securities, dividends, increases, distributions, proceeds, and profits received from the Shares or in connection therewith, including distributions or payments in partial or complete liquidation or redemption or as a result of reclassifications, readjustments, reorganizations or changes to the capital structure of BFX Hospitality Group, Inc. and all rights and privileges pertaining thereto.

STOCK PLEDGE AGREEMENT - PAGE 15

OBLIGATIONS:

     The Obligations secured by this Stock Pledge Agreement include the following:

     1.   The indebtedness owed by Debtor to Secured Party pursuant to the Note.

     2. Any and all costs, damages and expenses, including reasonable attorneys' fees, incurred by Secured Party as a result of Debtor's failure to pay timely on the Note, or in connection with Secured Party exercising any of its remedies hereunder as a result of any Event of Default under this Stock Pledge Agreement.

GRANT OF SECURITY INTEREST:

     Subject to the terms of this agreement, Debtor hereby grants to Secured Party a security interest in the Collateral to secure payment and performance of the Obligations and all renewals and extensions of any of the Obligations.

LOCATION OF COLLATERAL:

     Contemporaneously with the execution of this Stock Pledge Agreement and pursuant to the terms hereof, Debtor shall deposit with Secured Party the Collateral, together with any stock rights, rights to subscribe, liquidating dividends, stock dividends paid in stock, new securities or other property which Debtor may hereafter become entitled to receive on account of the Shares or other property and in the event Debtor receives any such property, Debtor will immediately deliver same to Secured Party to be held by Secured Party in the same manner as the Shares. In addition, Debtor shall endorse in blank and deliver to secured party an Assignment Separate From Certificate similar to the one attached hereto as Exhibit "A."

DEBTOR'S WARRANTIES

     1. Except for that in favor of Secured Party, no financing statement from Debtor covering the Collateral is filed in any public office.

     2. Debtor is the legal and equitable owner of the Collateral and has the authority to grant this security interest. The Collateral is free and clear from any and all pledges, charges, setoffs, claims, restrictions, liens, security interests, or encumbrances of every kind and nature except those in favor of Secured Party.

     3. Secured Party shall not be responsible in any way for any depreciation in the value of the Collateral, nor shall any duty or responsibility whatsoever rest upon the Secured Party to take necessary steps to preserve rights against third parties or to enforce collection of the Collateral by legal proceedings or otherwise.

STOCK PLEDGE AGREEMENT - PAGE 16

     4. Debtor shall not transfer, sell, assign, convey or encumber the Collateral or any interest therein without the prior written consent of Secured Party.

     5. No consent or approval of any governmental body or regulatory authority or of any securities exchange is necessary to effect the validity of the rights created hereunder which have not been obtained.

     6. To the best of Debtor's knowledge, the execution, delivery and consummation of this Stock Pledge Agreement will not violate any law regulation, mortgage, indenture, contract, instrument, trust agreement, judgment or decree applicable to or binding on Debtor.

     7. Debtor has held the collateral free and clear of liens, encumbrances (other than those in favor of Secured Party), debt or options.

DEBTOR'S COVENANTS

     1. Debtor will defend the Collateral against all claims and demands adverse to Secured Party's interest in the Collateral and will keep it free from all liens and from all security interests except this one. The Collateral will remain in Secured Party's possession or control at all times, except as otherwise provided in this agreement.

     2. Debtor will pay all expenses incurred by Secured Party in obtaining, preserving, perfecting, defending, and enforcing this security interest or the Collateral and in collecting all or part of the Obligation. Expenses for which Debtor is liable include, but are not limited to, taxes, assessments, reasonable attorney's fees, and other legal expenses. These expenses and interest will be part of the Obligation and will be recoverable as such in all respects.

     3. Debtor will sign any papers or take any action that Secured Party considers necessary to obtain, maintain, and perfect this security interest or to comply with any relevant law.

     4. Debtor will not sell, transfer, assign, convey or encumber any of the Collateral without the prior written consent of Secured Party.

     5. Debtor shall promptly notify Secured Party of any change in any fact or circumstance warranted or represented by Debtor in this Stock Pledge Agreement, and further promptly notify Secured Party of any claim, action or proceeding affecting title to the Collateral or any part thereof or the security interest herein, and, at the request of Secured Party appear in and defend at, Debtor's expense, any such action or proceeding.

EVENTS OF DEFAULT

Each of the following conditions is an "Event of Default":

STOCK PLEDGE AGREEMENT - PAGE 17

     1. Debtor fails to make payment on the Note in accordance with its terms or defaults under the terms of the Note;

     2.   if a receiver is appointed for Debtor or any of the Collateral;

     3. if the Collateral is assigned for the benefit of creditors or, to the extent permitted by law, if bankruptcy or insolvency proceedings commence against or by any of these parties: Debtor; any partnership of which Debtor is a general partner; and any maker, drawer, acceptor, endorser, guarantor, surety, accommodation party, or other person liable on or for any part of the obligation;

     4.   if any lien attaches to any of the Collateral.

     5. if Debtor breaches any of its warranties, representations or covenants contained herein.

REMEDIES OF SECURED PARTY ON DEFAULT

     Upon any Event of Default as set forth above, Secured Party may exercise any and all rights and remedies at law or in equity, rights and remedies granted by Title 1 of the Texas Business and Commerce Code or rights and remedies set forth in this Stock Pledge Agreement, including without limitation any one or more of the following:

     1. take title to all or part of the Collateral in satisfaction of the Note;

     2. apply any proceeds from the sale of the Collateral in the manner specified in chapter 9 of the Texas Business and Commerce Code.

     3. sell the Collateral and apply the proceeds from the sale toward the satisfaction of the Note; and

     4. if disposition of the Collateral leaves the Note unsatisfied, collect the deficiency from Debtor.

GENERAL PROVISIONS

     1. Secured Party's rights under this Stock Pledge Agreement shall inure to the benefit of its successors and assigns. Debtor's obligations under this agreement shall bind Debtor's personal representatives, successors, and assigns.

     2. Neither delay in exercise nor partial exercise of any of Secured Party's remedies or rights shall waive further exercise of those remedies or rights. Secured Party's failure to exercise remedies or rights does not waive subsequent exercise of those remedies or rights. Secured Party's waiver of any default does not waive further default. Secured Party's waiver of any right

STOCK PLEDGE AGREEMENT - PAGE 18
in this Stock Pledge Agreement or of any default is binding only if it is in writing. Secured Party may remedy any default without waiving it.

     3. The sole duty of Secured Party, in receiving collections, remittances and payments on such Collateral as and when made and received by Secured Party and at Secured Party's option, is to apply the amount so received, after deduction of any collection costs incurred, as payment upon any indebtedness of Debtor to Secured Party pursuant to the provisions of this Stock Pledge Agreement, or holding the same in an account for the benefit of Debtor.

     4. No provisions of this Stock Pledge Agreement shall be modified or limited except by written agreement.

     5. The unenforceability of any provision of this Stock Pledge Agreement will not affect the enforceability or validity of any other provision.

     6.   This Stock Pledge Agreement will be construed according to Texas laws.

     7.   This Stock Pledge Agreement is to be performed in Tarrant County,
Texas.

     8. A carbon, photographic, or other reproduction of this Stock Pledge Agreement or any financing statement covering the Collateral is sufficient as a financing statement.

     9. If the Collateral is sold after default, recitals in the bill of sale or transfer will be prima facie evidence of their truth, and all prerequisites to the sale specified by this Stock Pledge Agreement and by chapter 9 of the Texas Business and Commerce Code will be presumed satisfied.

     10. When the context requires, singular nouns and pronouns include the plural.

     11. This security interest shall neither affect nor be affected by any other security for any of the Obligations. Neither extensions of any of the Obligations nor releases of any of the Collateral will affect the priority or validity of this security interest with reference to any third person.

     12. Foreclosure of this security interest by suit does not limit Secured Party's remedies, including the right to sell the Collateral under the terms of this agreement. All remedies of Secured Party may be exercised at the same or different times, and no remedy shall be a defense to any other. Secured Party's rights and remedies include all those granted by law or otherwise, in addition to those specified in this agreement.

     13. At any sale of the Collateral, if Secured Party deems it advisable, Secured Party may restrict the prospective bidders or purchases to those persons who will represent and agree that they are purchasing for their own account for investment, and not with a view to distribution or sale of any of the collateral.

STOCK PLEDGE AGREEMENT - PAGE 19

     14. Certain laws or regulations, may impose legal restrictions or limitations affecting the Secured Party and any attempted disposal of certain portions of the Collateral and the enforcement of its rights and remedies hereunder. For these reasons the Secured Party is hereby authorized by Debtor, but not obligated, in the event of any default hereunder, giving rise to Secured Party's rights to sell or otherwise dispose of the Collateral, to sell all or any part of the Collateral at private sale, subject to an investment letter or in any other manner which will not require the Collateral, or any part thereof, to be registered in accordance with any Federal or State securities laws or any other law or regulation, at the best price reasonably obtainable by a Secured Party at any such private sale. Debtor clearly understands that the Secured Party may at its discretion approach a restricted number of potential purchasers and that a sale under such circumstances may yield a lower price for the Collateral, or any part thereof, than would otherwise be obtainable if same were registered and sold in the open market. Debtor agrees in the event Secured Party shall, upon a default, sell the Collateral, or any part thereof, at such private sale, Secured Party shall have the right to rely upon the advice and opinion of any member affiliated with the National Securities Exchange as to the best price reasonably obtainable upon such private sale thereof. Ten days written notice delivered to Debtor by Certified Mail, Return Receipt Requested at the Debtor's address set forth above, shall be reasonable notification of the time and place of any sale.

SECURED PARTY:                      DEBTOR:

BFX HOSPITALITY GROUP, INC.

By:
Name:
Title:

STOCK PLEDGE AGREEMENT - PAGE 20

                                  EXHIBIT "A"
                                  -----------


                      ASSIGNMENT SEPARATE FROM CERTIFICATE


     FOR VALUE RECEIVED, I, ________________, hereby sell, assign and transfer unto _______________________________________, ___________ Shares of the Common
Capital Stock of ___________________ standing in my name on the books of said Corporation, represented by Certificate(s) No(s). ___________________________ herewith, and do hereby irrevocably constitute and appoint the President of the Corporation, attorney to transfer the said stock on the books of the within named Corporation, with full power of substitution in the premises.

     DATED:





In Presence of

STOCK PLEDGE AGREEMENT - PAGE 21